SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO /A
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

INTERTRUST TECHNOLOGIES  CORPORATION
(Name of Subject Company (Issuer))

FIDELIO ACQUISITION COMPANY, LLC
FIDELIO SUB, INC.
KONINKLIJKE PHILIPS ELECTRONICS N.V.
SONY CORPORATION OF AMERICA
STEPHENS ACQUISITION LLC
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

46113Q109
(CUSIP Number of Class of Securities)

Elizabeth Coppinger, Manager Fidelio Acquisition Company, LLC c/o Sony Corporation of America 550 Madison Avenue, 33rd floor New York, New York 10022-3321 Telephone: (212) 833-8000	Ruud Peters, Manager Fidelio Acquisition Company, LLC c/o Koninklijke Philips Electronics N.V. Amstelplein 2 1096 BC Amsterdam The Netherlands Telephone: +31 (20) 597-7777
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Morton A. Pierce, Esq.
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, New York 10019-6092
Telephone: (212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$479,890,442	$44,150
*
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of all of the outstanding shares of common stock, par value $0.001 per share, of InterTrust Technologies Corporation (“InterTrust”) at a purchase price of $4.25 per share. As of November 13, 2002, there were 112,915,398 shares of InterTrust common stock outstanding on a fully diluted basis.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 per $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $44,150	Filing Party: Fidelio Acquisition Company, LLC

Form or Registration No.: Schedule TO	Date Filed: November 22, 2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on November 22, 2002 (as amended hereby, the “Schedule TO”) by Fidelio Acquisition Company, LLC, a Delaware limited liability company (“Parent”), Fidelio Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), Koninklijke Philips Electronics N.V., a corporation organized under the laws of the Netherlands, Sony Corporation of America, a New York corporation, and Stephens Acquisition LLC, an Arkansas limited liability company. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of InterTrust Technologies Corporation, a Delaware corporation (“InterTrust”), including the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of June 8, 2001, between InterTrust and American Stock Transfer and Trust Company, Inc., at a purchase price of $4.25 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 22, 2002 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.

Item 11.	Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by including the following:

The following is added to the end of the section entitled “16. Certain Legal Matters; Required
Regulatopry Approvals—Litigation” on page 35 of the Offer to Purchase:

On November 27, 2002, a purported stockholder class action was filed by James Kaufman and Barrie Kaufman, as trustees by and for the Kaufman Family Trust 9/03/98, and Colin Gilbert (collectively, the “Delaware Plaintiffs”), on behalf of themselves and all others similarly situated, against the members of the InterTrust Board, InterTrust and Parent. This lawsuit is described below.

JAMES KAUFMAN AND BARRIE KAUFMAN, AS TRUSTEES BY AND FOR THE KAUFMAN FAMILY TRUST 9/03/98, AND COLIN GILBERT V. CURTIS A. HESLER, ROBERT R. WALKER, LESTER HOCHBERG, DAVID C. CHANCE, DAVID LOCKWOOD, TIMO RIUKKA, SATISH K. GUPTA, VICTOR SHEAR, INTERTRUST TECHNOLOGIES CORPORATION AND FIDELIO ACQUISITION COMPANY, LLC, CASE NO. 20059-NC, NEW CASTLE COUNTY COURT OF CHANCERY IN THE STATE OF DELAWARE, FILED ON NOVEMBER 27, 2002.

This lawsuit, allegedly brought on behalf of the Delaware Plaintiffs and a class of Stockholders, alleges, among other things, that the defendants breached their duties of care, loyalty, disclosure, good faith and independence in connection with the Offer and certain other transactions. This lawsuit also alleges that Parent aided and abetted the alleged breaches of fiduciary duty by the other defendants. The Delaware Plaintiffs seek, among other things, (i) a direction to the defendants to fulfill their fiduciary duties to the Delaware Plaintiffs and the class of Stockholders by announcing defendants’ intention to take certain specified actions, including, among other things, cooperating with any entity or person having a bona fide interest in proposing any transactions that would maximize stockholder value, undertaking an evaluation of InterTrust’s worth as a merger/acquisition candidate, taking steps to enhance InterTrust’s value and attractiveness as a merger/acquisition candidate and to expose InterTrust to the marketplace in an effort to create an active auction of InterTrust, acting independently so that the interests of the public Stockholders will be protected, ensuring that no conflicts of interest exist between the defendants’ own interests and their fiduciary obligation to maximize stockholder value, or, in the event such conflicts exist, ensuring that all conflicts of interest are resolved in the best interest of the public Stockholders, and requiring the proper implementation of the Rights Agreement so as to maximize stockholder value; (ii) a direction to defendants, jointly and severally, to account to the Delaware Plaintiffs and the class of Stockholders for all damages suffered and to be suffered by them as a result of the actions and transactions alleged in the complaint; (iii) an award of the Delaware Plaintiffs’ costs and disbursements in connection with the Delaware Plaintiffs’ action, including reasonable attorneys’ and experts’ fees; and (iv) a grant of such other and further relief as may be deemed just and proper.

On December 2, 2002, the Delaware Plaintiffs filed in the Delaware Chancery Court motions for expedited proceedings, including expedited discovery, and for an order preliminarily enjoining the Offer.

InterTrust and Parent believe the allegations contained in the above-summarized complaints are entirely without merit and intend to defend against the claims vigorously.

The above descriptions of the lawsuits are qualified in their entirety by the complaints, copies of which are attached to the Schedule TO as Exhibits and incorporated herein by reference.

The second paragraph under the section entitled “16. Certain Legal Matters; Required Regulatory Approvals —Antitrust—U.S. Antitrust” beginning on page 36 of the Offer to Purchase is amended and restated in its entirety to read as follows:

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of the 30-calendar-day waiting periods following the filings by Philips and SCA of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting periods are earlier terminated by the FTC and the Antitrust Division. Philips filed its Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on November 22, 2002, and SCA filed its Premerger Notification and Report Form on December 2, 2002. As a result, the required waiting periods with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on January 2, 2003, which is the later of the expiration of the waiting periods for the Philips filing and the SCA filing, unless earlier terminated by the FTC or the Antitrust Division or a filing party receives a request for additional information or documentary material prior to the expiration of the applicable waiting period. If, within the applicable 30-calendar-day waiting period, either the FTC or the Antitrust Division requests additional information or documentary material from SCA or Philips, the initial waiting period would be extended for such person who receives such a request, for an additional period of 30 calendar days following the date of its substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR rules. After that time, the waiting period could be extended only by court order or with filing parties’ consent. The FTC or the Antitrust Division may terminate the additional 30-calendar-day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time. Although InterTrust is also required to make an HSR filing with the FTC and the Antitrust Division in connection with the Offer, neither InterTrust’s failure to make that filing nor a request made to InterTrust from the FTC or the Antitrust Division for additional information or documentary material will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions, such as Parent’s and Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the Purchaser’s purchase of Shares, the FTC or the Antitrust Division could take action under the antitrust laws that either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of InterTrust or any of its subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof. See Section 15—“Certain Conditions of the Offer” of this Offer to Purchase.

Item 12.	Exhibits

Item 12 is hereby amended and supplemented to add the following exhibit:

(a)(1)(K)
Complaint filed by James Kaufman and Barrie Kaufman, as trustees by and for the Kaufman Family Trust 9/03/98, and Colin Gilbert in the Court of Chancery, New Castle County, Delaware, on November 27, 2002.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2002

FIDELIO ACQUISITION COMPANY, LLC

By:	/s/ Elizabeth Coppinger
Name: Elizabeth Coppinger
Title: Manager

By:	/s/ Ruud Peters
Name: Ruud Peters
Title: Manager

FIDELIO SUB, INC.

By:	/s/ Elizabeth Coppinger
Name: Elizabeth Coppinger
Title: Vice President

By:	/s/ Ruud Peters
Name: Ruud Peters
Title: Vice President

SONY CORPORATION OF AMERICA

By:	/s/ Steven E. Kober
Name: Steven E. Kober
Title: Senior Vice President

KONINKLIJKE PHILIPS ELECTRONICS N.V.

By:	/s/ Ruud Peters
Name: Ruud Peters
Title: Executive Vice President Philips International B.V.

STEPHENS ACQUISITION LLC

By:	/s/ Jackson Farrow Jr.
Name: Jackson Farrow Jr.
Title: Manager

POWER OF ATTORNEY

The undersigned, Mr G.J. Kleisterlee, President and Chairman of the Board of Management of Koninklijke Philips Electronics N.V. (hereinafter referred to as "Philips") and Mr. J.H.M. Hommen, Vice-Chairman of the Board of Management of Philips, in such capacity jointly authorized to represent Philips, hereby authorize

Mr. R.J. Peters
Mr E. J. Westerink
and/or
Mr. J. Nolan

individually and each with the power of substitution, to sign and deliver in the name and on behalf of Philips a Merger Agreement with Intertrust, including the signing and delivery of an Acquisition Agreement and ancillary agreements and documents including any documents guaranteeing the performance under such agreements and documents, and further to do or cause to be done all such acts and things as are deemed necessary by them in connection with the said transaction.

Amsterdam, November 8, 2002

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/S/ G.J. KLEISTERLEE	/S/ J.H.M. HOMMEN

G.J. Kleisterlee	J.H.M. Hommen

President and Chairman of the Board of Management	Vice-Chairman of the Board of Management

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 22, 2002.**

(a)(1)(B)	Form of Letter of Transmittal.**

(a)(1)(C)	Form of Notice of Guaranteed Delivery.**

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.**

(a)(1)(G)	Press Release issued by Fidelio Acquisition Company, LLC on November 13, 2002, incorporated herein by reference to Schedule TO-C previously filed with the Securities and Exchange Commission.

(a)(1)(H)	Summary Advertisement, dated November 22, 2002, appearing in The Wall Street Journal.**

(a)(1)(I)	Complaint filed by Fabrizio Righetti in the Superior Court, Santa Clara County, California on November 13, 2002.**

(a)(1)(J)	Complaint filed by Jong-Ho Nam in the Superior Court, Santa Clara County, California on November 13, 2002.**

(a)(1)(K)
Complaint filed by James Kaufman and Barrie Kaufman, as trustees by and for the Kaufman Family Trust 9/03/98, and Colin Gilbert in the Court of Chancery, New Castle County, Delaware, on November 27, 2002.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of November 13, 2002, by and among Fidelio Acquisition Company, LLC, Fidelio Sub, Inc. and InterTrust Technologies Corporation.**

(d)(2)	Letter Agreement, dated as of November 13, 2002, by and among Sony Corporation of America, Koninklijke Philips Electronics N.V. and InterTrust Technologies Corporation.**

(d)(3)(A)	Confidentiality Agreement, dated as of May 16, 2002, by and between Sony Corporation of America and InterTrust Technologies Corporation.**

(d)(3)(B)	Confidentiality Agreement, dated as of July 8, 2002, by and between Koninklijke Philips Electronics N.V. and InterTrust Technologies Corporation.**

(d)(3)(C)	Rider Regarding Confidential Information, dated as of September 30, 2002, by and among Sony Corporation of America, Koninklijke Philips Electronics N.V. and InterTrust Technologies Corporation.**

(d)(4)
Form of Stockholder Tender and Support Agreements, dated as of November 13, 2002, by and among Fidelio Acquisition Company, LLC, Fidelio Sub, Inc. and certain stockholders of InterTrust Technologies Corporation.**

(d)(5)	Exclusivity Letter Agreement, dated as of November 10, 2002, by and among Sony Corporation of America, Koninklijke Philips Electronics N.V. and InterTrust Technologies Corporation.**

(d)(6)(A)*	Patent License Agreement, dated as of May 20, 2002, by and between Sony Corporation and InterTrust Technologies Corporation.**

(d)(6)(B)	Amendment to Patent License Agreement, dated as of November 13, 2002, by and between Sony Corporation and InterTrust Technologies Corporation.**

(d)(6)(C)*	Foundation Patent License Agreement, dated as of November 13, 2002, by and between Koninklijke Philips Electronics N.V. and InterTrust Technologies Corporation.**

(d)(6)(D)	Amendment to Foundation Patent License Agreement, dated as of November 13, 2002, by and between Koninklijke Philips Electronics N.V. and InterTrust Technologies Corporation.**

(g)	None.

(h)	None.

*
Portions of this exhibit have been omitted based on a request for confidential treatment pursuant to Rule 24b-2 under the Exchange Act. Such omitted portions have been filed separately with the Securities and Exchange Commission.

**	Previously filed.